UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-20202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CREDIT ACCEPTANCE CORPORATION

25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

TABLE OF CONTENTS

Page Number
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	5
Notes to Financial Statements	6
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	12
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	13
Exhibit Index	14
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the
Credit Acceptance Corporation 401(k) Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Credit Acceptance Corporation 401(k) Plan and Trust’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Southfield, Michigan
June 15, 2017

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2016	2015
ASSETS:
Participant-directed investments:
Mutual funds	$51,576,237	$40,471,868
Credit Acceptance stock fund	8,370,941	8,600,305
Collective trust fund (1)	2,069,433	1,047,755
Total investments at fair value	62,016,611	50,119,928

Notes receivable from participants	3,194,553	2,537,051

Contributions receivable from employer	146,753	106,142

NET ASSETS AVAILABLE FOR BENEFITS	$65,357,917	$52,763,121

(1)
Prior year amount has been reclassified to reflect the adoption of Accounting Standards Update ("ASU") No. 2015-12, which changed the presentation of the adjustment from fair value to contract value for fully benefit-responsive investment contracts. For additional information see Note 2 to the financial statements.

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2016
INVESTMENT ACTIVITY:
Interest and dividends	$1,329,859
Net appreciation in fair value of investments	2,973,970
Total investment activity	4,303,829

Interest income on notes receivable from participants	118,938

CONTRIBUTIONS:
Participant	7,656,153
Employer	3,446,893
Rollovers	1,128,287
Total contributions	12,231,333

DEDUCTIONS:
Benefits paid to participants	(4,018,383)
Administrative expenses	(40,921)
Total deductions	(4,059,304)

Net increase	12,594,796

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	52,763,121
End of year	$65,357,917

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Credit Acceptance Corporation (the “Company”, “Credit Acceptance”, “we”, “our”, “us”) 401(k) Plan and Trust (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan available to all salaried and hourly employees on the first day of the month following the month of hire. In order to participate in the Plan, employees need to be 21 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Participants can elect to contribute 1% to 75% of their pre-tax annual compensation, as defined by the Plan, subject to the statutory limitation of $18,000 for the 2016 calendar year, except for participants eligible to make additional catch-up contributions of up to $6,000.   Participants are allowed to make after-tax contributions to the Plan subject to the same statutory limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  The initial participant contribution percentage for all new employees automatically enrolled in the Plan is 6% of their eligible pay. The participant contribution percentage for employees automatically enrolled in the Plan is increased annually, on the first day of each calendar year, by 1% of participants' eligible pay up to a maximum contribution of 10%. We matched contributions equal to 100% on the first 1% participants contributed and an additional 50% on the next 5% participants contributed.  We contributed a maximum of 3.5% of each participant’s eligible pay on a per pay period basis. Effective January 1, 2017, we match contributions equal to 100% on the first 2% participants contribute and an additional 50% on the next 4% participants contribute. Effective January 1, 2017, we contribute a maximum of 4% for each participant’s eligible pay on a per pay period basis. We may also make a discretionary profit sharing contribution as described in the Plan agreement.  We did not make a discretionary profit sharing contribution during the year ended December 31, 2016.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and our matching contributions plus an allocation of discretionary contributions, if any, and Plan earnings and losses.  Allocations are based on participant earnings or account balances, as defined by the Plan.  Participant accounts may also be charged with an allocation of certain administrative expenses.  Allocations are based on the number of participants in the Plan, the value of participant account balances, or specific participant transactions, as defined.

Vesting – Participants are immediately vested in their voluntary contributions and our matching contributions plus actual earnings thereon. Effective January 1, 2017, participants hired on or after January 1, 2017 become fully vested in our matching contributions after two years of service.

Notes Receivable from Participants – Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50% of the participant’s vested fund balance, not to exceed $50,000.  Notes receivable are secured by the balances in the participants’ accounts and bear interest rates from 3.25% to 8.50% for balances outstanding at December 31, 2016 and 2015.  The interest rate is based on the prime rate (as published in the Wall Street Journal on the day the loan is initiated) plus 1%. The notes receivable from participants generally have a maximum repayment period of 5 years, except the maximum repayment period may be extended up to 10 years for the purchase of a principal residence.  Principal and interest is paid ratably through bi-weekly or semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, death, disability, or retirement, a participant may elect to receive the value of the participant’s vested fund balance in either a lump-sum amount or in installment payments if certain criteria are met.  All benefits requested before December 31, 2016 were paid prior to year-end.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

Collective Trust Fund – The Plan holds investment contracts through a collective trust fund. The collective trust is comprised of investment contracts valued at the net asset value (“NAV"), and a participant’s ownership of the collective trust is represented by units.  Units are issued and redeemed daily at the collective trust’s constant NAV of $1 per unit.  The collective trust allows for daily liquidity with no additional notice required for redemption.

Valuation of Investments and Income Recognition – Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional information regarding fair value measurements.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems this participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions and deductions from net assets available for benefits during the reported period. Actual results could differ from those estimates.

Payments of Benefits – Benefits are recorded when paid. On termination of service due to death, disability, retirement or termination of employment, a participant may elect to have the value of the participant’s vested interest in his or her account distributed as a rollover distribution, single lump sum distribution, or installment distributions over a period of time. The entire vested account balance can be received in a combination of cash and, to the extent the account is invested in Company Stock, an in-kind distribution of Company Stock.

Administrative Expenses – Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Transactional fees and fees related to the administration of notes receivable from participants are charged directly to the respective participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

New Accounting Updates – (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12 which amends Topic 960 (Plan Accounting: Defined Benefit Pension Plans), Topic 962 (Defined Contribution Plans), and Topic 965 (Health and Welfare Benefit Plans). The amendments in Part I of ASU No. 2015-12 eliminate the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU No. 2015-12 require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation or depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU No. 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. ASU No. 2015-12 requires retrospective application and is effective for annual periods beginning after December 15, 2015 with early adoption permitted. The adoption of ASU No. 2015-12 on January 1, 2016 did not have a material impact to the Plan's financial statements, however, it changed the presentation of the adjustment from fair value to contract value for the collective trust fund in the statements of net assets available for benefits and simplified the presentation of the Plan's investment disclosures.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). In May 2015, the FASB issued ASU No. 2015-07 which amends Topic 820 (Fair Value Measurement). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. ASU No. 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. ASU No. 2015-07 requires retrospective application and is effective for annual periods beginning after December 15, 2015 with early adoption is permitted. The adoption of ASU No. 2015-07 on January 1, 2016 simplified the presentation of the Plan's fair value disclosures. Plan assets of $2.1 million and $1.0 million as of December 31, 2016 and 2015, respectively, were disclosed in Note 3 as investments measured using the practical expedient.

Reclassification – Certain 2015 amounts in the financial statements and in the notes to the financial statements have been reclassified to conform to the 2016 financial statement presentation. These reclassifications have no effect on the Plan’s change in net assets available for benefits or net assets available for benefits as previously reported.

Subsequent Events – We have evaluated events and transactions occurring subsequent to the statement of net assets available for benefits date of December 31, 2016 for items that could potentially be recognized or disclosed in these financial statements.  We did not identify any items which would require disclosure in or adjustment to the financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. A description of the investment assets measured at fair value using this methodology is as follows:

Mutual Funds:
Mutual funds are valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Credit Acceptance Stock Fund:
This fund includes our publicly traded common stock as well as a money market fund. Our common stock is valued at quoted prices available on the NASDAQ Global Select Market and the money market fund is valued based on quoted prices in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.  A description of the investment assets measured at fair value using this methodology is as follows:

Collective Trust Fund:
The fair value of the collective trust fund is based on the NAV of the underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market.  These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.  None of our investment assets were measured at fair value using this methodology.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.    FAIR VALUE MEASUREMENTS (Concluded)

Investments measured at fair value on a recurring basis at December 31, 2016 and 2015 are as follows:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$51,576,237	—	—	$51,576,237
Credit Acceptance stock fund	8,370,941	—	—	8,370,941
Total investments in the fair value hierarchy	$59,947,178	$—	$—	59,947,178
Investments measured at NAV (a)				2,069,433
Total investments at fair value				$62,016,611

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$40,471,868	—	—	$40,471,868
Credit Acceptance stock fund	8,600,305	—	—	8,600,305
Total investments in the fair value hierarchy	$49,072,173	$—	$—	49,072,173
Investments measured at NAV (a)				1,047,755
Total investments at fair value				$50,119,928

(a)
In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice period
Collective trust fund	$2,069,433	N/A	Daily	12 months

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice period
Collective trust fund	$1,047,755	N/A	Daily	12 months

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	RELATED PARTY AND PARTY-IN INTEREST TRANSACTIONS

The Credit Acceptance Stock Fund qualifies as party-in-interest investments.

5.	PLAN TERMINATION

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	TAX STATUS

We use a volume submitter plan document created by the Plan trustee, Fidelity Management Trust Company. The Plan trustee received an advisory letter from the IRS, dated March 31, 2014, which states that the volume submitter plan document satisfies the applicable provisions of the Code. Since the Plan uses this volume submitter plan document, this advisory letter applies to the Plan. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2016 and 2015 to Form 5500:

	As of December 31,
	2016	2015
Net assets available for benefits per the financial statements	$65,357,917	$52,763,121
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	8,200
Net assets available for benefits per the Form 5500	$65,357,917	$52,771,321

The following is a reconciliation of the net increase per the financial statements for the year ended December 31, 2016 to Form 5500:

For the Year Ended December 31, 2016
Net increase per the financial statements	$12,594,796
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2015	8,200
Net income per the Form 5500	$12,586,596

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

CREDIT ACCEPTANCE CORPORATION
401(k) PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

(a)	(b)	(c)	(e)
	Identity of Issuer	Description of Investment	Current Value
*	Credit Acceptance Corporation	Credit Acceptance Stock Fund	$8,370,941
	Vanguard Group, Inc	Vanguard Target Retirement 2040 Fund	7,823,994
	Vanguard Group, Inc	Vanguard Target Retirement 2030 Fund	6,670,778
	Vanguard Group, Inc	Vanguard Target Retirement 2045 Fund	6,578,154
	Vanguard Group, Inc	Vanguard Target Retirement 2035 Fund	5,904,886
	Vanguard Group, Inc	Vanguard Target Retirement 2025 Fund	3,959,669
	Vanguard Group, Inc	Vanguard Target Retirement 2050 Fund	3,885,894
	Vanguard Group, Inc	Vanguard 500 Index Fund (Admiral Shares)	3,023,109
	Putman Fiduciary Trust Company	Putnam Stable Value Collective Fund	2,069,433
	Vanguard Group, Inc	Vanguard Target Retirement 2020 Fund	1,889,458
	Capital Research and Management Co	American Funds - The Growth Fund of America (Class R6)	1,336,512
	Vanguard Group, Inc	Vanguard Target Retirement 2055 Fund	1,301,696
	Vanguard Group, Inc	Vanguard Mid-Cap Index Fund (Admiral Shares)	1,071,335
	Janus Capital Management LLC	Janus Enterprise Fund (Class N)	1,034,843
	T. Rowe Price Associates, Inc	T. Rowe Price New Horizons Fund	1,033,718
	Vanguard Group, Inc	Vanguard REIT Index Fund Admiral Shares	833,741
	Vanguard Group, Inc	Vanguard Total Bond Market Index Fund (Admiral Shares)	800,165
	Vanguard Group, Inc	Vanguard Small-Cap Index Fund (Admiral Shares)	623,713
	Capital Research and Management Co	American Funds - EuroPacific Growth Fund (Class R6)	597,652
	Capital Research and Management Co	American Funds - The Bond Fund of America R6	472,848
	Vanguard Group, Inc	Vanguard Target Retirement 2015 Fund	444,214
	Vanguard Group, Inc	Vanguard Total International Stock Index Fund (Admiral Shares)	418,006
	T. Rowe Price Associates, Inc	T. Rowe Price Mid-Cap Value Fund	363,021
	Pacific Investment Management Co LLC	PIMCO High Yield Fund (Institutional Class)	302,519
	Capital Research and Management Co	American Funds - New World Fund (Class R6)	295,989
	J.P. Morgan Investment Management Inc	JPMorgan Intrepid Value Fund Class R6 Shares	291,520
	Vanguard Group, Inc	Vanguard Target Retirement 2010 Fund	215,724
	Vanguard Group, Inc	Vanguard Target Retirement 2060 Fund	141,371
	Vanguard Group, Inc	Vanguard Target Retirement Income Fund	111,267
	American Beacon Advisors, Inc	American Beacon Small Cap Value Fund Class Y	78,948
	Franklin Advisers, Inc	Templeton Global Bond Fund (Class R6)	71,493
*	Participant	Loans to participants (3.25% to 8.50% maturing through 2027)	3,194,553
			$65,211,164
 * Party-in-interest

Column (d), Cost, has been omitted as all investments are participant-directed

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

Date: June 15, 2017	By:	/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer of Credit Acceptance Corporation

EXHIBIT INDEX

Exhibit
Number                      Description

23.1                     Consent of Grant Thornton LLP